For immediate release

Further cautionary announcement and wage negotiations finalised

September 21, 2011 - Shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) are referred to the cautionary announcements dated 13 May 2011, 28 June 2011 and 10 August 2011, respectively, relating to the discussions between Anooraq and Anglo Platinum Limited (“Anglo Platinum”) (the “Parties”) in respect of a potential transaction between them. As stated in those announcements, the nature of these discussions relate to the completion of a strategic review by the Parties of the assets and financing structures of, and pertaining to, Bokoni Platinum Holdings (Pty) Limited (“Bokoni Group”), with a view to Anooraq and the Bokoni Group effecting a restructuring, recapitalisation and refinancing transaction between them.

Pursuant to completion of their strategic review of the Bokoni Group asset base, the Parties are in the process of finalising a revised life of mine plan for the Bokoni Mine operations, in relation to the optimal mine extraction strategy resulting from the strategic review. This review includes an assessment of potential operational and processing synergies between Bokoni Group assets, as well as certain of Anglo Platinum’s operating mines. The Parties are also assessing their financing strategy for the effective execution of the optimised operational strategy for the Bokoni Group.

Once the operational and financial optimisation exercise has been completed, the Parties intend finalising their negotiations surrounding the restructuring, recapitalisation and refinancing of the Bokoni Group and Anooraq.

As these discussions remain ongoing, shareholders are advised to continue to exercise caution when dealing in their Anooraq securities until a further announcement is made.

Wage negotiations completed
Anooraq is pleased to report that the Company has concluded a two-year wage agreement between Bokoni Platinum Mines and the Togetherness Amalgamated Workers’ Union of South Africa (“TAWUSA”), the National Union of Mineworkers (“NUM”) and the United Association of South Africa (“UASA”).

The agreement will see employees pay increase by 9% per annum for the Operators Bargaining Unit and by 8% per annum for the Supervisors Bargaining Unit for both the first year (2011) and the second year (2012). These increases are effective from 1 July 2011.

This agreement was negotiated and finalised with no disruption to the Company’s operations.

JSE Sponsor
Macquarie First South Capital (Pty) Limited

Issued on behalf of Anooraq Resources Corporation

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor/Cassidy Parker
Office: +27 11 880 3924
Mobile: +27 82 927 8957/+27 72 347 2342

Macquarie First South Capital
Annerie Britz/Yvette Labuschagne/Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company's Annual Report on Form 40-F, which includes its audited financial statements for the fiscal year ended December 31, 2010, was filed with the Securities and Exchange Commission on March 23, 2011 and is available at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.